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                                                               EXHIBIT (a)(1)(C)

                           Offer to Purchase for Cash
                          Limited Partnership Units of
                        Casa Munras Hotel Partners, L.P.
                                       By
                              John F. Rothman and
                                Ronald A. Young
                                 July 21, 2003


     John F. Rothman and Ronald A. Young (the "Offerors"), each a Managing Member and 50% owner of Casa Munras GP, LLC, the General Partner of Casa Munras Hotel Partners, L.P. (the "Partnership"), are together offering to purchase up to 400 limited partnership units ("Units") in Casa Munras Hotel Partners, L.P. for $500 per Unit in cash, without interest, less a one-time transfer fee of $35 to the Partnership per tendering Unit holder (the "Offer").

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    THE OFFER WILL EXPIRE AT 5:00 P.M. LOS ANGELES TIME ON AUGUST 28, 2003,
                         UNLESS THE OFFER IS EXTENDED.

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     This offer has not been approved or disapproved by the Securities and
Exchange Commission (the "Commission") or any securities regulatory authority of any state, nor has the Commission or any securities regulatory authority of any state passed upon the fairness or merits of this offer or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is a criminal offense.

     The Offer. Upon the terms and subject to the conditions set forth herein, the Offerors will accept any and all Units validly tendered and not properly withdrawn prior to the expiration time in response to the Offer; provided that
(i) no more than 400 Units need be purchased pursuant to the Offer, (ii) if the purchase of all such Units tendered would result in there being fewer than 300 Unit holders of the Partnership, the Offerors will purchase only such number of Units as will result in the Partnership having more than 300 Unit holders after the Offer and (iii) in accordance with the requirements of the Partnership's Agreement of Limited Partnership, the Offerors will only purchase Units that, together with all Units previously assigned or transferred within the preceding 12 months, do not exceed 50% of the outstanding Units. If more Units are tendered than will be purchased, Units will be purchased from among those tendered on a pro rata basis. No fractional Units will be purchased; fractional Units will be rounded up to the nearest whole Unit.

     It is intended that each of the two individual Offerors will purchase one-half of the Units purchased pursuant to the Offer; however, in the event of the death or disability of one of the Offerors, the other Offeror will acquire all of the Units tendered. The
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purchase of the Units is not subject to any financing or other financial condition and in fact the purchase of the Units will not be financed. The source of funds for the Units purchased is personal funds, and each individual Offeror currently has cash on hand sufficient to consummate the purchase of all of the tendered Units; accordingly, the financial statements of the Offerors are not considered material to Unit holders. If the maximum number of Units is tendered, the aggregate purchase price of all Units will be $200,000, less the transfer fees described below. Each Unit holder will be responsible for a one-time $35 transfer fee imposed by the Partnership. Unit holders who sell their Units will be paid in cash promptly following the expiration time.

     This offer is not subject to a minimum number of Units being purchased. No Units will be purchased from any "affiliate" of the Partnership as that term is defined by the rules under the Securities Exchange Act of 1934.

     Risk Factors. THERE ARE CERTAIN RISKS ASSOCIATED WITH A SALE OF THE UNITS TO THE OFFERORS, INCLUDING THE FOLLOWING:

     The Offerors determined the offer price of $500 per Unit without any arms' length negotiations. While the Offerors considered a recent appraisal of the Casa Munras Garden Hotel (the "Hotel"), the Partnership's principal asset, in determining the offer price, they applied a substantial discount to the value of the Units to reflect their lack of marketability. Accordingly, the offer price may not reflect the fair market value of the Units.

     The Offerors are Managing Members and 50% owners of Casa Munras GP, LLC, the General Partner of the Partnership. Affiliates of the Offerors manage the Hotel and are entitled to certain fees and the reimbursement of certain expenses and participate in certain related party transactions, all as disclosed in the Partnership's public reports, which are available at the Securities and Exchange Commission's web site at www.sec.gov or from the General Partner of the Partnership. Because of their multiple roles with respect to the Partnership and its affiliates, the Offerors have conflicts of interest with the Unit holders with respect to establishing estimated values of the Partnership's Hotel and the Units.

     The Offerors are purchasing the Units as an investment and with a view toward making a profit. In addition, because they control the General Partner of the Partnership, the Offerors can determine the timing of any future sale of the Partnership's Hotel and the price at which it will be sold, subject to the requisite approvals of the Partnership's Limited Partners. The value of the Units has been substantially greater in the past and may be substantially greater in the future. The Offerors have from time to time acquired Units on an unsolicited or privately negotiated basis for investment and to provide liquidity to Unit holders of the Partnership who sought sale of their Units. Such purchases have been at or near the then estimated fair market value of the Units, and some of such purchases have been at substantially greater prices than the offer price in


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the recent past. Prior to the issuance of the 2003 Appraisal, purchases in 2003 were made at a price of $800 per Unit.

     It is possible that the Offerors or other persons may conduct a future offer for Units at a higher price.

     By selling Units in response to the Offer, Unit holders forego the opportunity to participate in any future increase in the Hotel's performance or its market value. For any Units sold, the seller will not receive any future distributions after the expiration date from operating cash flow of the Partnership or from sale or refinancing proceeds of the Hotel owned by the Partnership.

     In accordance with the requirements of the Partnership's Agreement of Limited Partnership, no transfer of Units will be permitted if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the outstanding Units to be assigned or transferred within such 12-month period. Depending on the number of Units tendered pursuant to the Offer, the purchase of Units pursuant to the Offer may preclude Unit holders from making certain transfers of Units for up to 12 months following the Offer.

     Offerors' Determination of Offer Price. PKF Consulting, an independent hotel consulting and appraisal firm, conducted an updated appraisal dated March 1, 2003 (the "2003 Appraisal") of its appraisal of the Partnership's Hotel, dated July 31, 2001 (the "2001 Appraisal"). The results of the 2003 Appraisal were disclosed in the Annual Report of the Partnership, dated April 10, 2003, which was distributed to the Partnership's limited partners (the "2003 Annual Report"). The 2003 Annual Report indicated that the estimated fair market value of the Hotel was $11,600,000, which represented a decline of approximately 12% from the value estimate of the 2001 Appraisal. Also as of July 31, 2001, a separate appraisal of Unit values (the "Unit Appraisal") was conducted by Business Enterprise Appraisal Company, Inc. ("BEACo"). The Unit Appraisal at that time was estimated to be $734 after the application of discounts to the Units held by the limited partners for "lack of control" of the Partnership and the "lack of marketability" of the Units. While no separate appraisal of a Unit was obtained from BEACo or any other outside appraiser in 2003, the General Partner has estimated the value of a Unit as of March 31, 2003 to be $478 per Unit after applying the same "lack of control" of the Partnership and the "lack of marketability" discounts as were used in the 2001 Unit Appraisal. A copy of the 2003 Appraisal and the General Partner's analysis of the estimated fair market value of a Unit pursuant to the 2003 Appraisal using the same methodology as in the 2001 Appraisal were included in the Partnership's Schedule 14D-9 filed with the Securities and Exchange Commission on June 4, 2003 in response to the tender offer by MacKenzie Patterson, Inc. and its affiliates. Copies of that information are available from the Securities and Exchange Commission's web site at www.sec.gov or from the Partnership's General Partner.

     Federal Income Tax Consequences. Each Unit holder will be responsible to pay any federal, state or local income taxes resulting from the sale of the Unit holder's Units.

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The particular tax consequences for a Unit holder from a sale of the Units will depend upon a number of factors related to the holder's tax situation, including the Unit holder's tax basis in the Units sold, whether the Unit holder sells all of his or her Units and whether the Unit holder has available suspended passive losses, credits or other tax items to offset any gain recognized as a result of a sale of Units. Depending on a Unit holder's basis in the Units and tax position, such Unit holder's taxable gain and any tax liability resulting from a sale of Units pursuant to the Offer could exceed the offer price. Because the income tax consequences of tendering Units will not be the same for everyone, any Unit holder considering the sale of Units is advised to seek independent tax advice before making any decision to sell Units.

     The following is a summary only of certain of the United States federal income tax consequences of the Offer that may be relevant to Unit holders who tender some or all of their Units for cash pursuant to the Offer. The discussion is based on the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), Treasury Regulations, rulings issued by the Internal Revenue Service (the "IRS") and judicial decisions, all as of the date of this Offer. All of the foregoing are subject to change or alternative construction, possibly with retroactive effect. This summary is based on the assumption that the Partnership is operated in accordance with its organizational documents including its Certificate and Agreement of Limited Partnership. This summary assumes the Units constitute capital assets (generally, property held for investment) in the hands of the Unit holders.

     Tax Consequences to Unit Holders Tendering for Cash. Unit holders will recognize gain or loss on a sale of a Unit equal to the difference between (i) the "amount realized" on the sale and (ii) the Unit holder's adjusted tax basis in the Unit sold. The "amount realized" with respect to a Unit will be equal to the sum of the amount of cash received by the Unit holder for the Unit sold pursuant to the Offer plus the amount of Partnership liabilities allocable to the Unit (as determined under Section 752 of the Internal Revenue Code). Thus, the Unit holder's taxable gain and tax liability resulting from a sale of a Unit could exceed the cash received upon such sale.

     Adjusted Tax Basis. If a Unit holder acquired his Units for cash, such Unit holder's initial tax basis in such Units was generally equal to the Unit holder's cash investment in the Partnership increased by his share of Partnership liabilities at the time he acquired such Units. Such Unit holder's initial tax basis generally has been increased by (i) his share of Partnership income and gains and (ii) any increases in his share of Partnership liabilities, and has been decreased (but not below zero) by (a) his share of Partnership cash distributions, (b) any decreases in his share of Partnership liabilities, (c) his share of Partnership losses and (d) his share of nondeductible Partnership expenditures that are not chargeable to capital. For purposes of determining a Unit holder's adjusted tax basis in Units immediately prior to a disposition of the Units, the adjusted tax basis in the Units will include the Unit holder's allocable share of Partnership income, gain or loss for the taxable year of disposition. If a Unit holder's adjusted tax basis is less than his share of Partnership liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of the Unit), the gain

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recognized with respect to the pursuant to the Offer will exceed the cash proceeds realized upon the sale of such Unit.

     Character of Gain or Loss Recognized Pursuant to the Offer. Except as described below, the gain or loss recognized by a Unit holder on a sale of a Unit pursuant to the Offer generally will be treated as a long-term capital gain or loss if the Unit holder held the Unit for more than one year. Long-term capital gains recognized by individuals and certain other non-corporate taxpayers generally will be subject to a maximum United States federal income tax rate of 15%. If the amount realized with respect to a Unit that is attributable to a Unit holder's share of "unrealized receivables" of the Partnership exceeds the tax basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture for certain types of property. In addition, the maximum United States federal income tax rate applicable to persons who are non-corporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as the Units) held for more than one year is currently 25% (rather than 15%) with respect to that portion of the gain attributable to depreciation deductions previously taken on the properties owned by the Partnership.

     If a Unit holder tenders a Unit in the Offer, he will be allocated a share of Partnership taxable income or loss for the year of tender with respect to any Units sold. The selling Unit holder will not receive any future distributions on Units of the Partnership tendered on or after the date on which such Units are accepted for purchase and, accordingly, such Unit holder may not receive any distributions with respect to such accreted income. Such allocation and any Partnership cash distributions to the selling Unit holder for that year will affect his adjusted tax basis in the Unit and, therefore, the amount of his taxable gain or loss upon a sale of a Unit pursuant to the Offer.

     Passive Activity Losses. The passive activity loss rules of the Internal Revenue Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the Units. An individual, as well as certain other types of investors, generally cannot use losses from passive activities to offset non-passive activity income received during the taxable year. Passive losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if a Unit holder's investment in Units is treated as a passive activity, the selling Unit holder may be able to reduce gain from the sale of Units pursuant to the Offer with passive losses in the manner described below. If the Unit holder sells all or a portion of his Units pursuant to the Offer and recognizes a gain on the sale, the Unit holder will generally be entitled to use the current and "suspended" passive activity losses (if any) from the Partnership and other passive sources to offset that gain. In general, if a Unit holder sells all or a portion of his Units pursuant to the Offer and recognizes a loss on such sale, he will be entitled to deduct that loss currently (subject to

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other applicable limitations) against the sum of such Unit holder's passive activity income from the Partnership for that year (if any), plus any passive activity income from other sources for that year. If a Unit holder sells all of his Units pursuant to the Offer, the balance of any "suspended" losses from the Partnership that were not otherwise utilized against passive activity income as described above will generally no longer be suspended and will generally therefore be deductible (subject to any other applicable limitations) by the selling Unit holder against any other income for that year, regardless of the character of that income. Unit holders are urged to consult their tax advisors concerning whether, and the extent to which, they have available "suspended" passive activity losses from the Partnership or other investments that may be used to reduce gain from the sale of Units pursuant to the Offer.

     Information Reporting. If a Unit holder tenders any Units, the Unit holder must report the transaction by filing a statement with his, her or its United States federal income tax return for the year of the tender which provides certain required information to the IRS.

     FIRPTA. Gain realized by a foreign person on the sale of a Unit pursuant to the Offer will be subject to federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under these provisions of the Internal Revenue Code, the transferee of an interest held by a foreign person in a partnership which owns United States real property generally is required to deduct and withhold 10% of the amount realized on the disposition. Amounts withheld would be creditable against a foreign person's United States federal income tax liability and, if in excess thereof, a refund could be claimed from the Internal Revenue Service by filing a United States income tax return. Each Unit holder should refer to the instructions in the letter of transmittal.

     Offering Period and Extension. The Offer expires at 5:00 p.m. Los Angeles time on August 28, 2003, unless extended. Unit holders can tender their Units until the Offer expires. The Offerors may extend the Offer in their sole discretion and will send the Unit holders notice of any such extension. Tendered Units may be withdrawn at any time prior to the expiration of the Offer, including any extensions.

     Tender of Units. To tender Units for sale, Unit holders must complete the accompanying letter of transmittal and send it to Ronald A. Young, 8885 Rio San Diego Drive, Suite 220, San Diego, California 92108. The original Certificate of Limited Partnership should be included. If a Unit holder cannot locate the Certificate, the Unit holder must complete and send the enclosed Affidavit of Loss.

     Withdrawal of Tendered Units. To withdraw tendered units, a Unit holder must send a notice of withdrawal to Ronald A. Young, 8885 Rio San Diego Drive, Suite 220, San Diego, California 92108, identifying the Unit holder and the Units to be withdrawn.

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     Absence of General Partner Recommendation.  The Partnership is unable to make a recommendation as to whether or not Unit holders should tender or refrain from tendering Units to the Offerors because the Offerors are each Managing Members and 50% owners of Casa Munras GP, LLC, the General Partner of the Partnership. This poses a conflict of interest resulting from the affiliation between the Partnership and the Offerors. Therefore, the Partnership believes that each Unit holder should make his or her own decision whether or not to tender Units to the Offerors.

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